EXHIBIT 99.2

PART II--OTHER INFORMATION OF QUARTERLY REPORT OF
COMBIMATRIX CORPORATION
FOR THE PERIOD ENDED JUNE 30, 2007

Item 1. LEGAL PROCEEDINGS

On or about July 12, 2007, Mr. Jeffrey Oster filed a complaint against CombiMatrix Corporation, Acacia Research Corporation, Amit Kumar and Brooke Anderson before the U.S. District Court, Western District of Washington in Seattle, Case No. C07-1086. The complaint alleges that Mr. Oster’s employment with CombiMatrix Corporation was terminated in violation of 18 U.S.C. §1514A and was a breach of his employment contract. Mr. Oster is requesting an unspecified amount of damages for back pay, front pay in lieu of reinstatement under his employment agreement, damages for adverse tax consequences, and attorney’s fees and costs.

The complaint is based upon allegations of the existence of an employment contract, termination of employment without cause, and termination of employment specifically in retaliation for allegedly raising concerns to outside legal counsel and CombiMatrix Corporation’s board of directors regarding additional disclosure he felt was necessary in Acacia Research Corporation’s periodic reports and registration statements. Before Mr. Oster filed his complaint in district court and shortly after his termination for cause, we investigated his allegations with respect to 18 U.S.C. §1514A violations and found that they had no merit.

We intend to vigorously defend against this action. Management does not believe that the allegations made by Mr. Oster in the complaint have any merit, nor does management believe that the lawsuit will have any material affect upon the financial statements or other information included in this report. Furthermore, we are committed to compliance with all local, state, and federal laws and regulations, and as a part of that commitment, we have a Code of Conduct/Anti-Fraud Hotline that is posted and readily available to all employees and was posted during Mr. Oster’s term of employment. At no time during Mr. Oster’s employment did he use the Hotline, and in fact, Mr. Oster made his allegations of securities violations after his termination for cause. Finally, Mr. Oster filed his complaint in district court following an investigation of a similar complaint filed by him within the Department of Labor; this matter was previously reported. The Department of Labor did not take action against CombiMatrix Corporation and has dismissed the complaint as of July 17, 2007, after Mr. Oster terminated proceedings without waiting for a final ruling by the Secretary of Labor.